SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING


     Form 10-K and Form 10-KSB for Period Ended: December 31, 1997


Part I - Registrant Information


                            DRUCKER INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


#1-1035 Richards Street, Vancouver, BC CANADA V6B 3E4
(Address of principal executive offices)     (Zip Code)


Part II - Rules 12b-25 (b) an (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed. (Check box if appropriate)

  (a)  The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

  (b)  The subject annual report, semi-annual
report, transition report on Form 10-K, Form 20-F, 11-
K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 ( 72,435), effective April 12,
1989, 54 F.R. 10306.]

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

   State below in reasonable detail the reasons why
Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form
10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 ( 72,435), effective April 12, 1989, 54 F.R. 10306; and Release
No. 34-30968 ( 72,439), effective August 13, 1992,
57FR 364-42.]


     Form 10-KSB for Drucker Industries, Inc. could not be filed within the prescribed period due to the audit not being completed in the time period necessary for current filing.


Part IV - Other Information

     (1)  Name and telephone number of person to
contact in regard to this notification:

          Ernest Cheung       (604) 681-4421

     (2)  Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange Act of 1934 or
section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

          Yes

     (3)  Is it anticipated that any significant
change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          No

     Drucker Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated:  March 25, 1998        Drucker Industries, Inc.


                              by:/s/Gerald Runolfson
                              Gerald Runolfson, President

                           AMISANO HANSON
                       Chartered Accountants
                    #604-750 West Pender Street
                      Vancouver, B.C V6C 2T7

                       ACCOUNTANT'S STATEMENT


Re:  DRUCKER INDUSTRIES, INC.


To Whom It May Concern:

     We are the auditors for DRUCKER INDUSTRIES, INC.
and have audit procedures underway for the fiscal year ending December 31, 1997, however, the audit has not been finalized within the time frame necessary for current filing.


     Dated: March 25, 1998


                                   AMISANO HANSON
                                   by:/s/Kevin Hanson
                                         Kevin Hanson